Exhibit 99.2

Company announcement	Orphazyme A/S
No. 10/2021	Ole Maaløes Vej 3
DK-2200 Copenhagen N

www.orphazyme.com

Company Registration No. 32266355

Articles of Association for Orphazyme A/S

Copenhagen, Denmark, March 25, 2021 – Orphazyme A/S (ORPHA.CO; ORPH) (“the Company”), a late-stage biopharmaceutical company pioneering the Heat-Shock Protein response for the treatment of neurodegenerative orphan diseases, today held its Annual General Meeting, at which amendments to the Articles of Association of the Company were adopted.

The new Articles of Association dated 25 March 2021 are attached and are available on the Company’s website www.orphazyme.com.

For additional information, please contact

Orphazyme A/S

Anders Vadsholt, CFO+45 28 98 90 55

About Orphazyme A/S

The Company is a late-stage biopharmaceutical company pioneering the Heat-Shock Protein response for the treatment of neurodegenerative orphan diseases. The Company is harnessing amplification of Heat-Shock Proteins (or HSPs) in order to develop and commercialize novel therapeutics for diseases caused by protein misfolding, protein aggregation, and lysosomal dysfunction, including lysosomal storage diseases and neuromuscular degenerative diseases. Arimoclomol, the Company’s lead candidate, is in clinical development for four orphan diseases: Niemann-Pick disease Type C (NPC), Amyotrophic Lateral Sclerosis (ALS), Inclusion Body Myositis (IBM), and Gaucher disease. The Company is headquartered in Denmark and has operations in the U.S. and Switzerland. The Company’s shares are listed on Nasdaq U.S. (ORPH) and Nasdaq Copenhagen (ORPHA).

About arimoclomol

Arimoclomol is an investigational drug candidate that amplifies the production of Heat-Shock Proteins (HSPs). HSPs can rescue defective misfolded proteins, clear protein aggregates, and improve the function of lysosomes. Arimoclomol is administered orally, crosses the blood-brain barrier, and has now been studied in seven phase 1, four phase 2 and one pivotal phase 2/3 trial. Arimoclomol is in clinical development for NPC, Gaucher Disease, IBM, and ALS. Arimoclomol has received orphan drug designation (ODD) for NPC, IBM, and ALS in the US and EU. Arimoclomol has received Fast Track designation (FTD) from the U.S. Food and Drug Administration (FDA) for NPC, IBM, and ALS. In addition, arimoclomol has received breakthrough therapy designation (BTD) and rare-pediatric disease designation (RPDD) from the FDA for NPC.

Forward-looking statements

This company announcement may contain certain forward-looking statements, including in respect of the anticipated commercialization of arimoclomol. Although the Company believes its expectations are based on reasonable assumptions, all statements other than statements of historical fact included in this company announcement about future events are subject to (i) change without notice and (ii) factors beyond the Company’s control. These statements may include, without limitation, any statements preceded by, followed by, or including words such as “target”, “believe”, “expect”, “aim”, “intend”, “may”, “anticipate”, “estimate”, “plan”, “project”, “will”, “can have”, “likely”, “should”, “would”, “could”, and other words and terms of similar meaning or the negative thereof. Forward-looking statements are subject to inherent risks and uncertainties beyond the Company’s control that could cause the Company’s actual results, performance, or achievements to be materially different from the expected results, performance, or achievements expressed or implied by such forward-looking statements, including the risk that applicable regulatory authorities fail to approve arimoclomol on the anticipated timeline or at all. Except as required by law, the Company assumes no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.